Exhibit 99.6

March 5, 2015

Vantage Energy II, LLC

116 Inverness Drive East, Suite 107

Englewood,  CO 80112

Attention:  Mr. Roger Biemans

SUBJECT:	REVISED — Evaluation of Oil and Gas Reserves
To the Interests of Vantage Energy II, LLC
In Certain Properties Located in Pennsylvania
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2015
Job 14.1677-A

At the request of Vantage Energy II, LLC (Vantage II), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests.  This evaluation was authorized by Mr. Richard Starkey of Vantage II.  Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date.  This reserves evaluation is pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation  S-K, Rule 1202(a)(8).  It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal period ended December 31, 2014.  The effective date of this report is January 1, 2015, and it was completed March 5, 2015.  The following is a summary of the results of the evaluation.

REVISED	Proved Developed		Total Proved	Proved	Total Proved
Vantage Energy II, LLC SEC Parameters	Producing (PDP)	Nonproducing (PDNP)	Developed (PDP & PDNP)	Undeveloped (PUD)	(PDP, PDNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	0.000	0.000	0.000	0.000	0.000
Gas, MMcf:	143,090.469	12,583.855	155,674.297	350,646.406	506,320.750
Cash Flow (BTAX), M$
Undiscounted:	428,596.344	38,172.664	466,768.969	821,732.500	1,288,501.500
Discounted at 10% Per Annum:	254,242.094	19,407.760	273,649.781	323,998.125	597,647.875

Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

The properties evaluated in this report are located in the Commonwealth of Pennsylvania.  According to Vantage II, the total proved reserves included in this evaluation represent approximately
100 percent of the reported total proved reserves of Vantage II.

Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located.  No adjustment of the individual gas volumes to a common pressure base has been made.  Wright determined that no oil reserves or natural gas liquids (NGL) are expected to be realized from the properties included in this evaluation.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations.  As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period.  The benchmark base gas price used for this evaluation was $4.350 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana.  This benchmark base price was adjusted for energy content, basis differential, and marketing, gathering, and compression fees, as appropriate.  The resultant average adjusted product price is $3.424 per Mcf of gas.  The base product price was held constant for the life of the properties.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes or fees, operating expenses, and investments, as applicable.  The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist.  The Cash Flow (BTAX) was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report.  Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends.  Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves.  When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR).  These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data.  Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.  Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), and proved undeveloped (PUD) reserves categories.  The summary classification of total proved developed reserves combines the PDP and PDNP categories, and the summary classification of total proved reserves combines the total proved developed and PUD categories.  In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category.  Reserves were assigned to each category as warranted.  Wright is not aware of any local, state, or federal regulations that would preclude Vantage II from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs.  The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright.  The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments.  It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates.  Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Vantage II.  No inspection of the properties was made as this was not considered to be within the scope of this evaluation.  Wright has not independently verified the accuracy and completeness of information and data furnished by Vantage II with respect to ownership interests, gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production.  Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Vantage II with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations.  Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.  In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of Vantage II, abandonment costs net of salvage values were included, as appropriate.  Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Vantage II’s calculations.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated.  There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the gas properties covered by this report.  No employee, officer, or director of Wright is an employee, officer, or director of Vantage II, nor does Wright or any of its employees have direct financial interest in Vantage II.  Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Vantage II, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Vantage II, and for reporting disclosures as required by the SEC.  This report is also intended for public disclosure as an exhibit in filings made to the SEC by Vantage II.

Based on data and information provided by Vantage II and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Vantage II in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation.  All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

By:	/s/ D. Randall Wright
D. Randall Wright
President

Professional Qualifications

D. Randall Wright

President

I, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Vantage Energy II, LLC.  I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.

I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  This qualification is based on more than 40 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright, which I founded in 1988.

I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

/s/ D. Randall Wright
D. Randall Wright, P.E.

DEFINITIONS OF OIL AND GAS RESERVES

Wright & Company, Inc. frequently prepares estimates of oil and gas reserves.  Such reserves estimates usually include quantities which are represented as “proved” and, depending upon the data base and/or the desire of the client, may include additional reserves which are classified as “unproved”.  The scope of the analyses may also incorporate “contingent resources”.  These definitions as presented are an abridged version of the disclosure guidelines as set forth by the Securities and Exchange Commission (SEC) Rule 4-10(a) (1)-(32) of Regulation S-X and the Modernization of Oil and Gas Reporting, Final Rule dated January 14, 2009 in the Federal Register.  The definitions of oil and gas reserves used by Wright & Company, Inc. are briefly set forth below.

RESERVES are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there is a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement project.

PROVED OIL AND GAS RESERVES are those quantities of oil and gas, which by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, and government regulation.  The area of the reservoir considered as proved includes, but is not necessarily limited to, the area identified by drilling and limited by fluid contacts, if any, and adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons unless geoscience, engineering, or performance data and reliable technology establish a lower contact with reasonable certainty.

Reserves that can be produced economically through application of improved recovery techniques are included in the proved classification when both the following occur:  (i) successful testing by a pilot in an area of the reservoir with properties no more favorable than in the reservoir as a whole, or the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program is based and, (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

Existing economic conditions include prices and costs at which the economic producibility of a reservoir is to be determined.  The base product price shall be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROVED DEVELOPED OIL AND GAS RESERVES are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well or through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

PROVED UNDEVELOPED OIL AND GAS RESERVES are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.  Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

ANALOGOUS RESERVOIRS have similar rock and fluid properties, reservoir conditions and drive mechanisms, but one typically at a more advanced stage of development than the reservoir of interest and this may provide concepts to assist in the interpretation of more limited data and estimation recovery.

REASONABLE CERTAINTY means a higher degree of confidence that the quantities will be recovered.  A high degree of confidence exists if the quantity is much more likely to be achieved than not and, as changes due to increased availability of geoscience (geological, geophysical, and geomechanical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

RELIABLE TECHNOLOGY is a grouping of one or more technologies (including computerized methods) that have been field tested and have demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

UNPROVED PROBABLE reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely to be recovered as not.  Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

UNPROVED POSSIBLE reserves are those additional reserves that are less certain to be recovered than probable reserves.  Portions of the reservoir that do not meet the reasonable certainty criterion may be assigned probable and possible oil and gas reserves based on reservoir fluid properties and pressure gradient interpretations.

Wright & Company, Inc. may separate proved developed reserves into proved developed producing and proved developed non-producing reserves.  This is to identify proved developed producing reserves as those to be recovered from actively producing wells.  Proved developed nonproducing reserves are those to be recovered from wells or intervals within wells, which are completed but shut-in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.